03013063

SECURITIES … ION

ANNUAL AUDI… RT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 25572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perkins, Wolf, McDonnell & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

310 South Michigan Avenue, Suite 2600
(No. and Street)

Chicago, Illinois 60604
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory E. Wolf (312) 922-0355
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregory E. Wolf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perkins, Wolf, McDonnell & Company, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
ELLA MAE JACKSON
Notary Public, State of Illinois
My Commission Exp. 01/23/2004

Ella Mae Jackson
Notary Public

G. E. Wolf
Signature

Chief Operating Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERKINS, WOLF, MC DONNELL AND COMPANY

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Perkins, Wolf, McDonnell and Company

We have audited the accompanying statement of financial condition of Perkins, Wolf, McDonnell and Company as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Perkins, Wolf, McDonnell and Company as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 29, 2003

PERKINS, WOLF, MC DONNELL AND COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 21,871,755
Receivables from broker/dealers and clearing organizations	1,374,960
Advisory fees receivable	1,855,077
Receivables from customers	1,483,366
Securities owned, at market value	402,927
Exchange membership, at cost (market value $29,000)	18,000
Furniture and equipment, at cost (net of $133,766 accumulated depreciation)	148,955
Other assets	29,417
TOTAL ASSETS	$ 27,184,457

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 331,029
Payable to customers	23,542,320
Profit sharing contribution payable	170,200
Bank notes payable	100,000
Total Liabilities	$ 24,143,549
SHAREHOLDERS' EQUITY	
Common stock, $1 par value; authorized 1,000 shares; issued and outstanding 536 shares	$ 536
Additional paid-in capital	320,436
Retained earnings	2,719,936
Total Shareholders' Equity	$ 3,040,908
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 27,184,457

The accompanying notes are an integral part of this financial statement.

PERKINS, WOLF, MC DONNELL AND COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated under the laws of the state of Delaware on September 9, 1980. The Company's primary activities are the sale of securities and providing investment advice. The Company is registered as a broker/dealer and as an investment advisor with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. and the Chicago Stock Exchange, Inc.

Securities Transactions - Customers' securities transactions are recorded on a settlement date basis with related commission revenue and expense recorded on a trade date basis. Firm securities transactions are recorded on a trade date basis.

Firm Securities - Securities in firm investment and trading accounts are carried at market value or estimated fair value as determined by management for book purposes. The resulting difference between cost and market (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity at the date of acquisition of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Depreciation - Depreciation is provided using accelerated and straight-line methods over the estimated useful periods of five and seven years.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BANK REVOLVING CREDIT NOTES

The Company maintains two bank revolving credit notes. One note is collateralized by firm securities and the other is collateralized by customer securities. Both notes are personally guaranteed by two shareholders of the Company. In addition, any of the Company's cash or securities in possession or control of the bank may be applied toward any unpaid balances of these notes, but in no event will the customer collateral be used to satisfy any firm liability. Both notes expire July 31, 2003 and bear interest at the lender or bank's base rate minus 75 basis points. Interest is payable monthly. The stated maximum the Company may borrow is not to exceed $6,000,000 for the customer note and $1,000,000 for the firm note. The balances of both revolving credit notes at December 31, 2002 were as follows:

Revolving Credit Note - Firm	$ -0-
Revolving Credit Note - Customer	100,000
Total Revolving Credit Notes Payable	$ 100,000

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $31,716 and U.S. Treasury securities with a market value of $21,769,433 which have been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 4 - S CORPORATION ELECTION

The Company has elected S Corporation status for federal and state income tax purposes and, therefore, the income taxes are the responsibility of the Company's individual shareholders.

NOTE 5 - LEASE COMMITMENT

The minimum annual rental under noncancellable lease, classified as operating lease, for office space, expiring November 30, 2006, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2003	$115,275
2004	118,163
2005	121,124
2006	113,577
Total	$468,139

Office rent expense for the year ended December 31, 2002 under the above mentioned lease agreement was $106,709.

NOTE 6 - SECURITIES OWNED

Marketable securities owned and sold, not yet purchased consist of trading and investment equity securities at quoted market values.

NOTE 7 - RECEIPTS FOR ORDER FLOW

The Company directs orders in equity securities to exchanges and market makers based on an analysis of their ability to provide executions that are rapid and of high quality. These authorized entities state that customer orders are executed at a price equal to or better than the displayed national best bid/best offer. The Company's policy is designed to assure that these entities provide customer orders with price improvements and limit order protection. The Company receives remuneration for directing customer orders to some of these entities, the source and amount of which is available upon written request.

NOTE 8 - INFORMATION PURSUANT TO NASD CONDUCT RULE 2280

An investor brochure that includes information describing the NASD's Public Disclosure Program will be made available to customers of the Company upon request. The NASD Regulation Public Disclosure Program Hotline Number is (800) 289-9999. The NASD Regulation Web Site address is WWW.NASDR.COM.

NOTE 9 - AVAILABILITY OF FORM ADV PART II

The Company's Form ADV Part II is available to the Company's investment advisory clients upon request.

NOTE 10 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 11 - SUBSEQUENT EVENT

On January 28, 2003, the Company declared and paid a $2,926 per share dividend for all shareholders of record on that date. This dividend distribution, payable on the same date, totaled $1,568,336.

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include options and when-issued securities. These derivative financial instruments are used to meet the needs of customers and conduct trading activities and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - (Continued)

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities it does not own and therefore will be obligated to purchase such securities at a future date. The Company held no such positions at December 31, 2002.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - (Continued)

may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

NOTE 13 - AGREEMENTS

Sub-advisory Agreements - The Company has entered into various sub-advisory and sub-management agreements with a registered investment advisor, whereby the Company will provide portfolio management services for various funds which are managed by the registered investment advisor. These agreements may be terminated with prior written notice and the longest termination notification required is 180 days. Other terms provide that the Company will not provide similar services to any competing registered investment company. In return, the Company will receive remuneration based on the average daily net assets of the individual funds. For the year ended December 31, 2002, the Company has earned $18,814,265 in advisory fees relating to these agreements. This amount comprised 88% of the Company's total revenue.

NOTE 13 - AGREEMENTS - (Continued)

Purchase Agreement - Effective December 2, 2002, the Company and its shareholders have entered into an agreement with another party whereby certain advisory services of the Company will be transferred to a newly formed entity and the other party shall have the right to purchase 30% of the new entity. This agreement is contingent upon certain future contemplated transactions and if those transactions have not been consummated by June 30, 2003, this agreement will terminate. The advisory services referred to in the agreement represented $18,814,265 of the total net income the Company earned during the year ended December 31, 2002. Other terms and conditions are contained therein.

Stock Transfer Restriction Agreement - Effective November 26, 2001, the Company entered into a stock transfer restriction agreement with some of its shareholders. Pursuant to terms of this agreement, a shareholder wanting to transfer all or part of their Company stock must first give notice to the Company of the pending transfer including information regarding the transferee. The transferee will be obligated to execute and deliver a 'Stock Transfer Restriction and Option Agreement" to the Company. The only exception to this requirement is if the transferring shareholder re-acquires the transferred stock. Other provisions are contained therein, including, but not limited to, wording in the form of a restrictive legend that is to be evidenced on all stock issued by the Company.

Stock Transfer Restriction and Option Agreements – A second shareholder agreement, entered into between the Company and all shareholders other than those party to the previously mentioned agreement, includes the same notification requirements contained in that agreement. In addition, this agreement provides that additional notification to be provided to the "original transferring shareholder", as defined in the agreement and that both the Company and the "original transferring shareholder", as defined, have the first right of refusal with respect to any stock subject to the agreement. The purchase price of the stock and additional provisions are also contained the agreement.

PERKINS, WOLF, MC DONNELL AND COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 14 - NET CAPITAL REQUIREMENTS

As a member of the National Association of Securities Dealers, Inc. and the Chicago Stock Exchange, Inc., the Company is subject to the Uniform Net Capital Rule, which requires that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 1500%. In addition, net capital, as defined, shall not be less than $250,000. At December 31, 2002 net capital was $2,784,097 and required net capital was $347,347. The ratio of aggregate indebtedness to net capital was 187%.

NOTE 15 - PROFIT-SHARING PLAN

The Company has a profit-sharing plan covering substantially all of its employees. The profit-sharing plan contributions and expense for the year were $353,100.

NOTE 16 - EMPLOYEE BONUS AND INCENTIVE PLANS

The Company adopted a plan to provide cash bonuses and options to acquire the Company's common stock to certain eligible employees which terminated on December 31, 2002. The plan was not a qualified plan under Section 401 of the Internal Revenue Code of 1986. Terms of the plan define an eligible employee as one having completed one year of service which includes at least 1000 hours of service to the Company and having reached age twenty-one (21). An eligible employee must then have been selected to participate in both the cash bonus and option provisions of the plan by the plan administrators. Any options previously granted pursuant to this plan were rescinded effective December 1, 2002 and no options have been or will be exercised relating to this plan. Terms of the cash bonus portion of the plan obligated the Company to pay plan participants based on a percentage of the Company's adjusted net income (as defined by the plan) for the years 2000 through 2002. Bonuses paid pursuant to the plan were $1,029,000 for the year ended December 31, 2002. This amount is included with employee compensation and related benefits on the statement of income.

NOTE 16 - EMPLOYEE BONUS AND INCENTIVE PLANS - (Continued)

Employee Bonus Plan - Effective January 1, 2003, the Company adopted an employee bonus plan whereby separate bonus pools shall be established by the Company and, if applicable, by each subsidiary of the Company when and if these subsidiary(s) are established. Participants of the plan shall be employees of the Company or employees of any wholly or partially owned subsidiary(s) of the Company that have been selected by the Company to participate. An employee shall cease to be a participant in this plan for any calendar year during which he or she is not employed on the last day of that year. The bonus pool shall be calculated yearly and will consist of a percentage, ranging between 0% and 6%, of the Company's and applicable subsidiary(s)' adjusted net income (as defined by the plan). The allocation of the bonus pool amounts to the plan participants will be determined annually by the Company and are to be paid in the December prior to the end of the calendar year. The Company may amend this plan at any time, although no amendment may be effective retroactively. The plan will automatically terminate in the event of the Company's liquidation or the bona fide sale of the controlling interest in the Company. Other terms and conditions are contained therein. The Company's projected allocation percentage for the year ending December 31, 2003 is 3%.

Incentive Plan - On December 11, 2002 the Company established an incentive plan, called the Perkins Wolf, McDonnell & Company Phantom Stock Plan, whereby plan participants shall receive compensation based upon a percentage, ranging between 3% and 4%, of income available for dividend distributions to the Company's shareholders, excluding income derived from certain transactions. This plan is effective beginning January 1, 2003. Participants of the plan shall be selected by the Company from time to time and participation will terminate immediately when the participant is no longer an employee of the Company or a subsidiary of the Company. Benefits of this plan are not transferable in any manner by the participants. The Company has reserved the right to amend this plan at any time, providing that plan participant(s) adversely affected by such an amendment consents to the proposed amendment. This plan will automatically terminate if there are no plan participants or upon the dissolution of the Company. Other terms and conditions are contained therein.